20010366

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bluefin Research Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Federal Street, Suite 301
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kritzer **(617) 737-5700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Brian Kritzer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bluefin Research Partners, Inc., as

of ~~December 31~~ 2/27/20, ~~2019,~~ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

/

Signature

PRESIDENT

Title

Notary Public

BESLIDHJE SHAW
MY COMMISSION EXPIRES JUNE 12, 2026
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluefin Research Partners, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

February 27, 2020
Atlanta, Georgia

Rubio CPA, PC

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$937,328
Securities owned	60,389
Accounts receivable	228,653
Property and equipment, net of accumulated depreciation of $2,582	26,525
Right of Use Asset	606,905
Other assets	58,978
Total Assets	$1,918,778

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Deferred Revenue	$8,600
Commissions payable	144,141
Lease liability	619,435
Total Liabilities	$772,176
SHAREHOLDERS' EQUITY	1,146,602
Total Liabilities and Shareholders's Equity	$1,918,778

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flow from operating activities:	
Net income	$135,353
Items which do not impact cash:	
Adjustment to record removal of aged outstanding checks at beginning of year	22,963
Depreciation	2,582
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	14,000
Increase in accounts receiveable	(11,480)
Decrease in securities owned	410,768
Increase in other assets	(24,200)
Increase in right of use asset	(606,905)
Decrease in deferred revenue	(2,250)
Increase in commissions payable	84,392
Increase in lease liability	619,435
Total adjustments	483,760
Net cash provided by operating activities	644,658
Cash flows from investing activities:	
Purchase of equipment	(29,107)
Net cash used by investing activities	(29,107)
Cash flows from financing activities:	
Distributions to shareholders	(423,190)
Net cash used by financing activities	(423,190)
Net increase in cash and cash equivalents	192,361
Cash and cash equivalents at the beginning of the year	744,967
Cash and cash equivalents at the end of the year	$937,328

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total
Balance at beginning or the year, as previously reported	$1,411,476
Adjustment to record removal of aged outstanding checks at beginning of the year	22,963
Balance at beginning of the year, as adjusted	1,434,439
Distributions to shareholders	(423,190)
Net income	135,353
Balance at year end	$1,146,602

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001. The Company is a registered broker dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are subject to periodic credit evaluations of customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2019 the Company has determined that no allowance for doubtful accounts is necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss in included in the results of operations.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Revenue Recognition

Revenue from contracts with customers includes revenue from research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Research services are rendered through the dissemination of internally generated research reports as well as access to the Company's analysts. Revenue is recognized when the Company satisfies its performance obligation by transferring the promised services to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned consist of common stock that are recorded at fair value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

NOTE 2 - INCOME TAXES

The Company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. The Company believes it has no uncertain tax positions at December 31, 2019.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $945,726 at December 31, 2019, which exceeded required net capital of $100,000 by $845,726. The percentage of aggregate indebtedness to net capital at December 31, 2019 was 17.48%.

NOTE 4 – LEASE COMMITMENTS

The Company leased office space under a previous operating lease that terminated in September 2019.

Since September 2019, the Company leases office space under a non-cancellable operating lease expiring in 2024. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

NOTE 4 – LEASE COMMITMENTS (continued)

Maturity of the lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,	
2020	$139,899
2021	142,932
2022	145,956
2023	148,980
2024	113,436
Total	$691,203

Total undiscounted lease payments	$691,203
Less imputed interest	(83,333)
Plus unamortized balance of lease incentive	11,565
Total lease liability	$619,435

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2019 was $197,986.

The Company adopted FASB ASC 842 on January 1, 2019 using the modified retrospective approach. Application of the standard did not impact beginning retained earnings of the Company.

The Company received rental income during 2019 from an unrelated entity under a month-to-month sublease in the amount of $22,000 that has been included in other income.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgement about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Fair Value Measurements December 31, 2019	Level1 Valuation	Level2 Valuation	Level 3 Valuation
Securities owned, publicly traded common stocks	$60,388	$60,388	$0	$0

NOTE 6 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2019.

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS:	
Total liabilities	$165,271
TOTAL AGGREGATE INDEBTEDNESS	165,271
NET CAPITAL:	
Total shareholders' equity	$1,146,602
ADJUSTMENTS TO CAPITAL:	
Equipment and software	(26,525)
Non-allowable accounts receivable	(106,315)
Other assets	(58,978)
Net capital before haircuts	$954,784
Less haircuts	(9,058)
Net capital	$945,726
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$845,726
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.48%

There are no material differences from the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5, as amended, as of December 31, 2019.

BLUEFIN RESEARCH PARTNERS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONRTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bluefin Research Partners, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bluefin Research Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bluefin Research Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Bluefin Research Partners, Inc. stated that Bluefin Research Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bluefin Research Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluefin Research Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BLUEFIN
RESEARCH PARTNERS

BROKER DEALERS ANNUAL EXEMPTION REPORT

February 24, 2020

Bluefin Research Partners, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. Bluefin Research Partners, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Brian Kritzer
February 24, 2020

60 State Street 10th Fl.
Boston, MA 02109
tel: (617) 737-5700
fax: (617) 248-9891
www.bluefinresearch.com
Member FINRA